UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13D-102)
(Amendment No. 1)*
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934 (Amendment No. 1)

ProAssurance Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74267C106
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 74267C106
1.	Name of Reporting Person: Aubrey Derrill Crowe, M.D.

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power:
928,843 shares

6.	Shared Voting Power:*
929,193 shares

7.	Sole Dispositive Power:**
1,068,843
** includes 140,000 presently exercisable options

8.	Shared Dispositive Power:*
929,193
* owned jointly with spouse

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,998,036 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9):
6.1%

12.	Type of Reporting Person: IN

Item 1 (a).	Name of Issuer:
ProAssurance Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:
100 Brookwood Place
Birmingham, AL 35209

Item 2 (a).	Name of Person Filing:
Aubrey Derrill Crowe, M.D.

Item 2 (b).	Address of Principal Business Office:
3940 Montclair Rd, 3rd Fl
Birmingham, AL 35213-3038

Item 2 (c).	Citizenship:
United States of America

Item 2 (d).	Title of Class of Securities:
Common Stock, $0.01 par value per share

Item 2 (e).	CUSIP Number:
74267C106

Item 3.
Not Applicable.  Reporting person is filing this Schedule 13G pursuant to 240.13d-2(b).

The reporting person originally filed a Schedule 13G pursuant to 240.13d-1(c) and (d) as a result of the acquisition of shares of ProAssurance Corporation pursuant to a registration statement on Form S-4 filed by ProAssurance Corporation to register the shares issued on June 27, 2001 pursuant to the Agreement to Consolidate dated June 22, 2000, between Medical Assurance, Inc and Professionals Group, Inc.

This report is the first update filed by the reporting person on Schedule 13G since the initial filing with the SEC on July 9, 2001, and reports the beneficial stock ownership of the reporting person in ProAssurance Corporation as of December 31, 2008.  The reporting person served as CEO and a director of ProAssurance Corporation from June 27, 2001 until he resigned as CEO on June 30, 2007 and as a director on September 10, 2008.

During that time the reporting person timely reported all changes in his stock ownership in reports on Form 4 filed by the reporting person with the SEC and ProAssurance Corporation reported his stock ownership as a director and officer in its annual reports on Form 10-K and proxy statements filed with the SEC each year during such period.  The reporting person failed to file the updates to the Schedule 13G during this period due to an oversight in the reporting requirements for the stock ownership of the reporting person.

Item 4.	Ownership:
(a) Amount Beneficially Owned:
1,998,036 shares
(b) Percent of Class:
6.1%
(c) Number of Shares as to which such Person has:
(i) sole power to vote or to direct the vote:
928,843 shares
(ii) shared power to vote or to direct the vote:*
929,193 shares*
(iii) sole power to dispose or to direct the disposition of:
1,068,843 shares, including 140,000 presently exercisable options
(iv) shared power to dispose or to direct the disposition of:*
929,193 shares
* jointly owned with spouse

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the
Securities Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009
/s/ A. Derrill Crowe
-----------------------------------------------
A. Derrill Crowe, M.D.